1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2023
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: December 15, 2023	By	/s/ Wendell Huang

Wendell Huang

Vice President and Chief Financial Officer

WaferTech Celebrates its Name Change to TSMC Washington

CAMAS, Washington, Dec. 14, 2023 - TSMC (TWSE: 2330, NYSE: TSM) subsidiary, WaferTech, today celebrated the announcement of its official name change to TSMC Washington. The name change is a reflection of TSMC’s deep-rooted connection with its subsidiaries. It also aligns with TSMC's strategic efforts to establish a unified corporate identity across all subsidiaries as part of the company's global expansion.

Since its inception in 1996, WaferTech has been an integral member of the TSMC family, and in 2010, it became a wholly-owned subsidiary, playing a pivotal role in shaping TSMC's global manufacturing footprint. The decision to embrace the TSMC Washington identity underscores the company's deep-rooted connection with the TSMC legacy, marking 27 years of unwavering dedication to semiconductor contract manufacturing.

"In embracing the identity of TSMC Washington, we signify not just a name change but a powerful affirmation of our enduring commitment to innovation and collaboration," said Y.P. Chin, Senior Vice President of Operations and Overseas Operations Office at TSMC. "This transition underscores the integral role TSMC Washington plays within our family, contributing to the ongoing success and innovation that defines TSMC's legacy in the semiconductor industry."

The transition to TSMC Washington signifies a strategic move to leverage TSMC's unparalleled global reputation to amplify the subsidiary’s presence in business engagements, strengthen partnerships, and solidify its status as a destination for top talent in the United States semiconductor industry.

Legal Disclaimer
WaferTech’s Certificate of Formation has been formally amended to change the company’s name to TSMC Washington, LLC. Only the company’s name has been changed; we have not established a new company. This name change will not affect the company’s existing contracts, nor will it affect or delay any current company business.

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 12,698 products for 532 customers in 2022 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.712-5036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.712-6541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com